FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer's Id. (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON JULY 24, 2008

The members of the Board of Directors of Companhia Brasileira de Distribuição met on July 24, 2008, at 6 p.m., at the Company's head office located at Av. Brigadeiro Luiz Antonio, 3142, in the city and state of São Paulo. The Chairman of the Board, Abilio dos Santos Diniz, presided over the meeting and invited me, Marise Rieger Salzano, to act as the secretary. The Chairman started the meeting by asking me to read the Agenda, which I did, and whose content was: (i) election of members to the Audit Committee, Human Resources and Remuneration Committee, Finance Committee, and Development and Innovation Committee (Special Committees). The board members examined the items in the agenda and resolved, by unanimous vote, the following:

(i) to elect the following Board members to the (a) Audit Committee, whose term will end on June 22, 2011: Maria Silvia Bastos Marques, Brazilian, legally separated, business administrator, holder of identity card (RG) 81272167-8 IFP-RJ, individual taxpayer registration number (CPF/MF) 459.884.477 -91, residing in the city of Rio de Janeiro, domiciled at Rua do Mercado, 11, and the following as members: Fábio Schvartsman, Brazilian, married, engineer, holder of identity card (RG) 4.144.579 - SSP/SP, individual taxpayer registration number (CPF/MF) 940.563.318 -04, residing in the city of São Paulo, with business address at Av. Brigadeiro Luiz Antonio, 3172, Jardim Paulista, and Guilherme Affonso Ferreira, Brazilian, legally separated, engineer, holder of identity card (RG) 4.405.163 SSPSP, individual taxpayer registration number (CPF/MF) 762.604.298 -00, residing in the city of São Paulo, domiciled at Rua Estado Unidos, 1,342, Jardim Paulista;

The Chairman of the Board announced that the President of the Audit Committee will be nominated at the next Board of Directors’ Meeting, pursuant to the First Paragraph of Article 19 of the Company’s Bylaws.

(b) Human Resources and Remuneration Committee, whose term will end on June 22, 2011: as President: Ana Maria Falleiros dos Santos Diniz D’Avila, Brazilian, married, business administrator, holder of identity card (RG) 12.785.206 -2, SSPSP, individual taxpayer registration number (CPF/MF): 086.359.838 -23, residing in the city of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as members: Geyze Marchesi Diniz, Brazilian, married, economist, holder of identity card (RG) 20.762.667 -4 SSP/SP, individual taxpayer registration number (CPF/MF) 151.852.958 -56, residing in the city of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172, Hakim Laurent Aouani, French citizen, married, administrator, holder of French passport No.00 HZ 19147, resident and domiciled at 2 rue Octave Feuillet, Paris, France, Francis André Mauger, French citizen, married, administrator, holder of alien registration card (RNE) V357503-K, individual taxpayer registration number (CPF/MF) 229.535.038 -70, resident and domiciled in the city of São Paulo at Rua Timor nº 136;

(c) Finance Committee, whose term will end on June 22, 2011: as President: Ana Maria Falleiros dos Santos Diniz D’Avila, identified above, and as members: João Paulo Falleiros dos Santos Diniz, Brazilian, divorced, business administrator, holder of identity card (RG) 12.785.207 -4, SSPSP, individual taxpayer registration number (CPF/MF): 101.342.358 -51, residing in the city of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172, Hakim Laurent Aouani, French citizen, married, administrator, holder of French passport no. 00 HZ 19147, resident and domiciled at 2 rue Octave Feuillet, Paris, France, Michel Alain Maurice Favre, French citizen, married, administrator, holder of passport no. 03KD76791, domiciled at 58 Avenue Kleber, Paris, France;

(d) Development and Innovation Committee: as President: Pedro Paulo Falleiros dos Santos Diniz, Brazilian, single, businessman, holder of identity card (RG) 19.456.962 -7, SSPSP, individual taxpayer registration number (CPF/MF):147.744.788 -14, residing in the city of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; as members: Geyze Marchesi Diniz, identified above, Francis André Mauger, identified above, Jacques-Edouard Marie Charret, French citizen, married, administrator, holder of passport no. 04HB43260, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France;

The members of the Special Committees elected herein will take office after signing the respective Instrument of Investiture in the Company's records.

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There being nothing else to discuss, the proceedings were suspended for the minutes to be drafted. After the proceedings resumed, these minutes were read, approved and signed by all those present. São Paulo, July 24, 2008. Chairman – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Sd.) Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Fábio Schvartsman, Guilherme Affonso Ferreira, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre and Jacques-Edouard Marie Charret.

This is a free English translation of the original instrument filed at the Company’s records.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association/São Paulo Chapter (OAB/SP) No. 189,868

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.